FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


March 17, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document are filed as Exhibits to this Report:

Exhibit I --   Information  filed on  March  15, 2000  with  Sedar Solutions in respect of  the financial  statements of  St. Laurent  Paperboard
               Inc. for the fiscal period Ending December 31, 1999; and

                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 17, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

Exhibit I













                           St. Laurent Paperboard Inc.
                        Consolidated Financial Statements
                     Years ended December 31, 1999 and 1998

MANAGEMENT REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with generally accepted accounting principles in Canada. The financial information contained elsewhere in the Annual Report is consistent with the consolidated financial statements.

Management maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is accurate and reliable and that the Company's assets are adequately accounted for and safeguarded.

The Audit Committee, which is comprised of outside directors, meets regularly with management to discuss the adequacy of the system of internal controls and the integrity of the Company's financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee prior to submission to the Board. The consolidated financial statements also have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who have full access to the Audit Committee with and without the presence of management to discuss the scope of their audit, the adequacy of the system of internal controls and the adequacy of financial reporting.

Jay J. Gurandiano                                Richard Garneau
President and                                    Senior Vice President and
 Chief Executive Officer                          Chief Financial Officer

January 24, 2000

AUDITORS' REPORT


TO THE SHAREHOLDERS OF
ST. LAURENT PAPERBOARD INC.

We have audited the consolidated balance sheets of St. Laurent Paperboard Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings
(loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.



Chartered Accountants
Montreal, Canada

January 24, 2000,  except as to Note 10 b), which is as of February 25, 2000 and
Note 20, which is as of February 23, 2000.

ST. LAURENT PAPERBOARD INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
(in thousands of US dollars, except per share amounts)


                                                                        YEAR ENDED DECEMBER 31
                                                                 1999            1998             1997
--------------------------------------------------------------------------------------------------------
SALES                                                      $   986,819      $   860,473      $   642,700
COST OF DELIVERY                                                71,022           68,566           52,258
                                                           -----------      -----------      -----------
NET SALES                                                      915,797          791,907          590,442
                                                           -----------      -----------      -----------

COST OF SALES                                                  711,030          665,102          509,162
AMORTIZATION                                                    67,023           63,508           47,621
SELLING AND ADMINISTRATIVE EXPENSES                             62,651           51,919           42,563
RESTRUCTURING CHARGE (NOTE 17)                                      --           12,878               --
                                                           -----------      -----------      -----------
                                                               840,704          793,407          599,346
                                                           -----------      -----------      -----------
OPERATING EARNINGS (LOSS)                                       75,093           (1,500)          (8,904)
INTEREST EXPENSE, NET (NOTE 12)                                 28,609           29,397           33,760
OTHER INCOME, NET (NOTE 12)                                    (13,792)            (497)            (213)
                                                           -----------      -----------      -----------
EARNINGS (LOSS) BEFORE INCOME TAXES                             60,276          (30,400)         (42,451)
PROVISION FOR (RECOVERY OF) INCOME TAXES (NOTE 13)              21,836           (7,137)         (12,010)
                                                           -----------      -----------      -----------
NET EARNINGS (LOSS) BEFORE NON-CONTROLLING INTERESTS            38,440          (23,263)         (30,441)
NON-CONTROLLING INTERESTS                                         (103)              --               --
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE

      DEBENTURES, NET OF INCOME TAXES (1997 - $1,480)               --               --           (3,094)
                                                           -----------      -----------      -----------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES          $    38,337      $   (23,263)     $   (33,535)
                                                           ===========      ===========      ===========

NET EARNINGS (LOSS) PER COMMON SHARE

      Basic                                                $      0.78      $     (0.47)     $     (0.98)
                                                           -----------      -----------      -----------
      Fully diluted                                        $      0.77               (1)              (1)
                                                           -----------      -----------      -----------
WEIGHTED AVERAGE NUMBER OF OUTSTANDING

      COMMON SHARES (IN THOUSANDS)                              49,328           49,124           34,384
                                                           -----------      -----------      -----------

1 Anti-dilutive


CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(in thousands of US dollars)

                                                                         YEAR ENDED DECEMBER 31
                                                                 1999             1998             1997
---------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                               $     1,769      $    25,032      $    58,567

NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES               38,337          (23,263)         (33,535)
                                                           -----------      -----------      -----------
BALANCE AT END OF YEAR                                     $    40,106      $     1,769      $    25,032
                                                           -----------      -----------      -----------

See notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of US dollars)

                                                                             YEAR ENDED DECEMBER 31
                                                                     1999             1998             1997
-------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

   Net earnings (loss)                                          $    38,337      $   (23,263)     $   (30,441)
   Items not involving cash
        Amortization of property, plant and equipment,
           start-up and deferred costs and goodwill                  67,023           63,508           47,621
        Amortization and write-off of debt issue costs                1,438            1,422            9,538
        Future income taxes                                          20,379           (8,163)         (13,560)
        Gain on asset disposals                                      (5,094)            (235)            (235)
        Other                                                          (927)            (758)          (2,019)
   Start-up and other deferred costs incurred                        (2,199)             414           (2,267)
   Pension expense, net of funding                                    3,242            9,358            1,129
   Interest payments, net of expense                                     --               --           (4,795)
   Non-controlling interests                                            103               --               --
                                                                -----------      -----------      -----------
                                                                    122,302           42,283            4,971
   Change in non-cash working capital relating to operations
         Accounts receivable                                        (10,588)          11,913           (8,856)
         Inventory                                                    9,704           (1,942)         (11,846)
         Prepaid expenses                                               226           (8,153)          (2,608)
         Accounts payable and accrued liabilities                    23,854           (8,825)          11,804
         Income and other taxes payable                                (538)             123            1,829
                                                                -----------      -----------      -----------
                                                                     22,658           (6,884)          (9,677)
                                                                -----------      -----------      -----------
   Cash provided by (used in) operations                            144,960           35,399           (4,706)
                                                                -----------      -----------      -----------

INVESTING ACTIVITIES

   Business acquisitions, including bank                            (70,415)              --         (506,353)
      indebtedness assumed of $5,678 in 1997 (Note 3)
   Additions to property, plant and equipment                       (57,138)         (49,235)         (44,038)
   Proceeds from disposals of property, plant and equipment           9,059              235              312
                                                                -----------      -----------      -----------
   Cash used in investing activities                               (118,494)         (49,000)        (550,079)
                                                                -----------      -----------      -----------

FINANCING ACTIVITIES

   Issuance of common shares, net of expenses                         1,537            2,144          349,442
   Redemption of common shares                                           --             (370)              --
   Issuance of long-term debt                                           610          230,256          245,453
   Repayment of long-term debt                                       (9,549)        (241,892)         (12,940)
   Debt issue costs                                                  (1,354)          (4,496)          (8,487)
   Non-controlling interests                                            700               --               --
   Cash held in escrow                                                   --           11,000          (11,000)
                                                                -----------      -----------      -----------
   Cash provided by (used in) financing activities                   (8,056)          (3,358)         562,468
                                                                -----------      -----------      -----------
INCREASE (DECREASE) IN CASH                                          18,410          (16,959)           7,683
CASH (INDEBTEDNESS) AT BEGINNING OF YEAR                             (3,519)          13,440            5,757
                                                                -----------      -----------      -----------
CASH (INDEBTEDNESS) AT END OF YEAR                              $    14,891      $    (3,519)     $    13,440
                                                                ===========      ===========      ===========

CASH (INDEBTEDNESS) CONSISTS OF:

   Cash                                                         $     9,125      $        --      $     3,689
   Temporary investments                                              5,766            2,607            9,751
   Bank indebtedness                                                     --           (6,126)              --
                                                                -----------      -----------      -----------
                                                                $    14,891      $    (3,519)     $    13,440
                                                                ===========      ===========      ===========

See notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
(in thousands of US dollars)

                                                                                    DECEMBER 31
                                                                               1999             1998
------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

   Cash and temporary investments                                         $    14,891      $     2,607
   Accounts receivable                                                        124,279           95,895
   Income and other taxes recoverable                                           4,792            4,870
   Inventories (Note 4)                                                       106,481           98,542
   Prepaid expenses and other assets                                           13,984           13,832
                                                                          -----------      -----------
                                                                              264,427          215,746
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)                                        816,879          775,960
FUTURE INCOME TAXES (NOTE 13)                                                      --            8,437
DEFERRED CHARGES AND OTHER ASSETS (NOTE 6)                                     33,898           30,347
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $3,991 (1998 - $2,777)            40,339           19,923
                                                                          -----------      -----------
                                                                          $ 1,155,543      $ 1,050,413
                                                                          ===========      ===========
LIABILITIES

CURRENT LIABILITIES

   Bank indebtedness                                                      $       --       $     6,126
   Accounts payable and accrued liabilities                                   102,846           72,112
   Current portion of long-term debt (Note 7)                                  47,397            5,975
                                                                          -----------      -----------
                                                                              150,243           84,213
LONG-TERM DEBT (NOTE 7)                                                       338,206          356,455
OTHER LIABILITIES (NOTE 8)                                                     32,804           27,271
FUTURE INCOME TAXES (NOTE 13)                                                  18,305            6,363
COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY

COMMON SHARES (NOTE 9)                                                        573,471          571,934
CONTRIBUTED SURPLUS                                                             2,408            2,408
RETAINED EARNINGS                                                              40,106            1,769
                                                                          -----------      -----------
                                                                              615,985          576,111
                                                                          -----------      -----------
                                                                          $ 1,155,543      $ 1,050,413
                                                                          ===========      ===========

See notes to the Consolidated Financial Statements.

APPROVED BY THE BOARD OF DIRECTORS,

Jay J. Gurandiano                                Raymond R. Pinard
Director                                         Director

ST. LAURENT PAPERBOARD INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE EXPRESSED IN UNITED STATES ("US") DOLLARS EXCEPT WHERE OTHERWISE INDICATED.)

1.   SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     The Company is a producer, supplier and converter of paperboard products. Its principal products are white top linerboard, brown linerboard, corrugating medium and solid bleached paperboard (foodboard and linerboard). The Company converts approximately one third of its paperboard capacity into corrugated boxes, point-of-purchase displays and other products. Its assets are located in the United States and Canada and the products are sold mostly in the United States and Canada.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 19, those principles differ in certain material respects from those that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States.

     The consolidated  financial  statements include the accounts of the Company
     and  all  its   subsidiary   companies.   All   significant   inter-company
     transactions and balances have been eliminated.

     USE OF ESTIMATES

     The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses on the statement of earnings during the reporting period. Actual results may differ from those estimates.

     FOREIGN EXCHANGE AND HEDGING ACTIVITIES

     Non-monetary assets and liabilities of Canadian activities are translated into US dollars at historical exchange rates. As explained in Note 2, the historical rate for non-monetary items at December 31, 1996 is the rate in effect as at that date. Monetary assets and liabilities are translated from other currencies into US dollars at rates of exchange in effect at the date of the balance sheet. Exchange gains or losses on Canadian dollar denominated long-term debt are deferred and amortized over the expected life of the related debt using the straight-line method.

     Revenues and expenses are translated at the average rate during the month in which the transaction took place, except amortization, which is translated at historical rates.

     The Company currently manages its foreign exchange exposure to future expenses denominated in Canadian dollars through the use of forward contracts and options. Resulting gains and losses on contracts designated as hedges are recognized as part of the related Canadian transactions as they occur and, therefore, are included in the cost of sales.

     The Company also manages its risk exposure to interest rate variations by entering into swap and option agreements. Payments made or received under these agreements are accounted for as adjustments to interest expense.

     The Company also manages its commodities price exposures by entering into cash settled-swap agreements. Resulting gains and losses on contracts designated as hedges are recognized as part of the related transaction as they occur and, therefore, are included in sales or cost of sales, as applicable.

     TEMPORARY INVESTMENTS

     Temporary investments are stated at the lower of cost and market value. They are composed of debt instruments with maturities of less than three months.

     INVENTORIES

     Finished products are valued at the lower of average cost and net realizable value. Fibre, maintenance materials and operating supplies are valued at average cost. The average cost includes, where applicable, direct labor, manufacturing overhead expenses and amortization.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, net of related investment tax credits. They are amortized over their estimated useful lives, which are approximately 20 years, using the unit of production method for manufacturing facilities and the straight-line method for converting facilities.

     Timberlands are stated at cost and are managed on a sustained yield basis. Major roads are capitalized and amortized over their expected useful life. Amortization is recorded based on timber harvested.

     During  the   construction   period,   interest  is  capitalized  on  major
     improvements and expansion projects. No amortization is charged on major improvements or expansion projects until construction is completed.

     ENVIRONMENTAL EXPENDITURES

     Environmental expenditures related to current operations are expensed or capitalized as appropriate. Provisions are made for costs of anticipated remedial action when they can be reasonably estimated.

     OTHER ASSETS

     Start-up costs, which include pre-production costs, incurred on significant construction and modernization projects are deferred until the projects are ready to commence commercial production and are then amortized over a period of five years. Debt issue expenses are deferred and amortized over the expected life of the related debt using the straight-line method.

     GOODWILL

     Goodwill is recorded at cost less accumulated amortization. It is amortized over a 20-year period using the straight-line method. The Company assesses annually whether there has been a permanent impairment in the value of the unamortized portion of goodwill by determining whether projected undiscounted future cash flows from the related operations exceed the net book value of goodwill at the assessment date.

     PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS

     Pension costs are determined annually in consultation with independent actuaries and include current service costs, a provision for the amortization of prior service costs and settlement costs related to special events. The pension plans' surplus or deficit, after including the liabilities for past service, is amortized over the estimated average remaining service lives of the employees. The assets of the pension plans are invested in listed common stocks, fixed income securities and cash equivalents.

     In addition to pension benefits, the Company provides limited life insurance, dental and health care benefits to eligible retired employees. The cost of providing these benefits is recognized on an accrual basis during the service years of these employees. The costs include also a provision for the amortization of prior service costs.

     LONG-TERM INCENTIVE PLANS

     The Company recognizes compensation costs related to awards of restricted share units and stock options (see Note 9) when the shares are issued. The costs accounted for on the issuance date are based on the market value of the shares at that date.

     INCOME TAXES

     The Company adopted in 1998 the new accounting rules for income taxes approved by the Canadian Institute of Chartered Accountants in September 1997. Under the new rules, the Company recognizes the amount of taxes payable or refundable for the current year and recognizes also the future income tax liabilities and assets related to the other assets and liabilities recognized in the balance sheet, using the current income tax rate. The impact of the change on 1998 net earnings was not significant. The change has not been applied retroactively since the impact was not significant on financial statements of prior years. The Company does not make provisions for income taxes on the undistributed earnings of foreign subsidiaries, part of which may be subject to certain taxes on distribution to the parent company as such income is reinvested in foreign operations. The amount of such undistributed earnings is not significant at December 31, 1999.

     EARNINGS PER COMMON SHARE

     Earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the year and assuming that all convertible debentures were converted to common shares at the beginning of their respective years, that all outstanding stock options and warrants were exercised from the beginning of the year, and that all shares, entitled to be received through the restricted share units, were issued also at the beginning of the year.

2.   CHANGE IN REPORTING CURRENCY IN 1997

     The consolidated financial statements of the Company were presented in Canadian dollars up to December 31, 1996. Until that date, the Canadian dollar was also considered the functional currency of the Company. With the major acquisition of U.S. assets made in May 1997 (see Note 3), substantially all the Company's revenues are received in US dollars and the Company's Canadian assets and expenses denominated in Canadian dollars represent less than half of the assets and expenses of the Company. For these reasons, the US dollar was adopted in 1997 as the Company's reporting and functional currency. The comparative financial information for 1996 is presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 for CAN$1.00. The translated amount for Canadian non-monetary items at December 31, 1996 became the historical basis for those items in 1997 and subsequently.

3.   BUSINESS ACQUISITIONS

     The Company completed the following business acquisitions:

     On December 22, 1999, the Company acquired for cash consideration of $6.5 million all the assets of THE KIMBALL COMPANIES in East Longmeadow, Massachusetts. THE KIMBALL COMPANIES manufacture protective packaging including triplewall, foam, wood and corrugated products.

     On January 29, 1999, the Company purchased a 49% interest in EASTERN CONTAINER CORPORATION which operates converting facilities in Massachusetts and New Hampshire and, on November 30, 1999, the Company acquired the remaining 51% interest. The total cash consideration paid by the Company for this acquisition amounted to $25.3 million.

     On July 30, 1999, the Company acquired from CHESAPEAKE CORPORATION all the assets of the building products business, consisting of two softwood sawmills located in West Point, Virginia and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia; as well as a chip mill facility located in Pocomoke City, Maryland for cash consideration of $13.8 million.

     On May 28, 1999, the Company acquired all the assets of CASTLE ROCK CONTAINER COMPANY, a custom manufacturer of high-quality corrugated packaging, point-of-purchase displays and communication kit, from CONSOLIDATED PAPERS INC. located in Adams, Wisconsin for cash consideration of $24.8 million.

     In 1998, there were no business acquisitions.

     On May 23, 1997, the Company acquired from Chesapeake Corporation certain assets of its paperboard business consisting of a pulp and paper mill located in West Point, Virginia, four converting plants located in Richmond and Roanoke, Virginia, Baltimore, Maryland and North Tonawanda, New York, and other related assets for $498 million paid in cash. The acquisition was financed by the issuance of common shares and term loans.

     In January 1997, the Company acquired for cash consideration of $2.9 million (CAN$3.9 million) all of the outstanding shares of Francobec Inc., a wood chipping facility located near La Tuque, Quebec.

     The acquisitions have been accounted for using the purchase method and the results of operations therefrom are included in the consolidated statement of earnings of the Company from the respective acquisition dates. The initial investment in Eastern Container Corporation on January 29, 1999 was accounted for using the equity method up to December 1, 1999 when the remaining 51% was acquired.

     The net assets acquired, at assigned values, are summarized as follows:

                                                                               1999              1997
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Current assets                                                       $    35,817      $    79,610
      Property, plant and equipment                                            51,477          457,121
      Goodwill                                                                 21,630              702
      Other assets                                                              2,429           19,626
                                                                          -----------      -----------
                                                                              111,353          557,059
     Current liabilities                                                       (7,503)         (32,080)
     Other liabilities                                                        (33,435)         (24,304)
                                                                          -----------      -----------
                                                                          $    70,415      $   500,675
                                                                          ===========      ===========

4.   INVENTORIES

                                                                               1999              1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Primary mills

       Fibre                                                              $    11,699      $    11,058
       Maintenance materials and operating supplies                            29,796           29,910
       Finished products                                                       10,013           24,518

     Converting plants

       Raw materials                                                           22,915           14,107
       Maintenance materials and operating supplies                             3,218            3,639
       Finished products                                                       18,461           10,282

     Lumber

       Fibre                                                                    8,500            4,921
       Finished products                                                        1,879              107
                                                                          -----------      -----------
                                                                          $   106,481      $    98,542
                                                                          ===========      ===========

5.   PROPERTY, PLANT AND EQUIPMENT

                                                                                      1999
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION          NET
                                                                ---------------------------------------------
                                                                           (IN THOUSANDS OF DOLLARS)
     Land                                                       $    12,334      $        --      $    12,334
     Timberlands and roads                                           12,986            2,504           10,482
     Buildings and equipment                                        995,460          201,397          794,063
                                                                -----------      -----------      -----------
                                                                $ 1,020,780      $   203,901      $   816,879
                                                                -----------      -----------      -----------



                                                                                      1998
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION          NET
                                                                ---------------------------------------------
                                                                           (IN THOUSANDS OF DOLLARS)
     Land                                                       $     6,549      $        --      $     6,549
     Timberlands and roads                                           12,990            2,058           10,932
     Buildings and equipment                                        894,329          135,850          758,479
                                                                -----------      -----------      -----------
                                                                $   913,868      $   137,908      $   775,960
                                                                -----------      -----------      -----------

     Amortization  expense  for the year was  $63,731  (1998 - $60,602;  1997 -
$43,837).

6.   DEFERRED CHARGES AND OTHER ASSETS

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Deferred charges, net of accumulated amortization
          Start-up costs                                                  $     5,979      $     5,626
          Debt issue expenses                                                   6,005            5,016
          Foreign exchange loss on long-term debt                               1,527            1,909
          Other                                                                 3,765            2,107
     Prepaid pension costs (Note 11)                                           15,326           14,279
     Advances to officers and managers (Note 9)                                 1,296            1,410
                                                                          -----------      -----------
                                                                          $    33,898      $    30,347
                                                                          ===========      ===========

7.   LONG-TERM DEBT

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Secured term loan                                                    $   224,250      $   230,000

     Senior secured notes

          - Series A, 8.80% (1998 - 8.17%)                                     30,000           30,000
          - Series B, 9.04% (1998 - 8.41% )                                    85,000           85,000
          - Series C, 9.42% (1998 - 8.79% )                                    10,000           10,000
     Eastern Container Corporation term loan                                   22,500               --
     Industrial development revenue bonds                                       4,760            4,880
     Note payable                                                               8,000               --
     Note payable to Abitibi-Consolidated Inc. (1998 - CAN$3.7)                    --            2,389
     Other                                                                      1,093              161
                                                                          -----------      -----------
                                                                              385,603          362,430
     Less: Long-term debt due within one year                                  47,397            5,975
                                                                          -----------      -----------
                                                                          $   338,206      $   356,455
                                                                          ===========      ===========

     SECURED TERM LOAN
     Under a credit agreement, the Company has a 7-year term facility with an original amount of $230 million, of which $224.3 million were outstanding at the end of 1999, and a CAN$200 million or US$ equivalent 5-year revolving facility, of which CAN$191 million were available at the end of the year, subject to meeting certain financial covenants. In the third quarter of 1999, a CAN$70 million or US$ equivalent, 7-year term facility available under this credit agreement was cancelled. The remaining principal amount of the secured term loan is payable as follows: 10% in 2000 and 2001, 17.5% in 2002, 20% in 2003, 2004 and 2005 on the original amount of US$230 million. The credit facilities bear interest at specified margins over the alternate base rate or Libor. The actual interest rate as of December 31, 1999 is 7.70% on the term facility (6.29% in 1998). The credit facilities are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries.

     SENIOR SECURED NOTES
     The US$125 million senior secured notes are secured by all the assets of St. Laurent Paperboard Inc., St. Laurent Paperboard (U.S.) Inc. and their subsidiaries and rank pari passu with the lenders under the credit agreement governing the secured term loan. The Series B senior notes carry the following principal repayment requirements: $18.3 million in 2000 and 2002 and $12.1 million in each of the years 2003 through 2006. The Series A and C senior notes are payable in 2002 and 2008 respectively. Subject to a make-whole provision, the notes are redeemable at any time. 7.

     EASTERN CONTAINER CORPORATION ("EASTERN") TERM LOAN
     Concurrent with the acquisition of the remaining 51% of Eastern and with the Company providing a guarantee to the lenders, Eastern's existing credit agreement was renegotiated in order to have the covenants governing Eastern's US$24 million, 7-year term facility similar to those governing the Company's secured term loan. The principal amount of Eastern's term loan is payable as follows: 12.5% in 2000, 2001, 2002 and 2003, 16.7% in
     2004 and 27.1% in 2005 on the original amount of US$24 million. This credit facility bears interest at a specified margin over prime rate or LIBOR. The actual interest rate as of December 31, 1999 is 7.92%. The credit facility is secured by all the assets of Eastern and is guaranteed by St. Laurent Paperboard Inc.

     INDUSTRIAL DEVELOPMENT REVENUE BONDS
     In connection with the construction of a sheet corrugating facility based in Milwaukee, Wisconsin by Innovative Packaging Corp., a subsidiary, tax-exempt variable rate industrial development revenue bonds were issued by this subsidiary in 1997 with a maturity of December 1, 2017. The bonds are secured by an irrevocable bank letter of credit governed by a credit facility, imposing certain financial covenants such as working capital and tangible net worth. The bonds are subject to redemption at the option of Innovative Packaging Corp., in whole or in part at any time, at par plus accrued interest. The actual interest rate as of December 31, 1999 is 5.65% (4.20% in 1998).

     NOTE PAYABLE
     In connection with the acquisition of Eastern, a US$8 million note was issued as a balance of sale. The principal amount of the note payable will be repaid as follows: one third in each of the years 2000, 2001 and 2002. This note bears interest at a fixed rate of 8.25% and a portion of this note ranks pari passu with the lenders under the Eastern Container Corporation term loan. This note is guaranteed by St. Laurent Paperboard Inc.

     COVENANTS
     Under the terms of its various debt agreements, the Company must meet certain financial covenants, including ratios with respect to leverage, tangible net worth and, under certain circumstances, interest coverage. In addition, the Company is subject to limitations with regard to the sale or disposal of assets. Specific rules and restrictions govern mergers and acquisitions.

     The minimum annual installments on long-term debt for the next five years are as follows:

                                                     (IN THOUSANDS OF DOLLARS)

                                            2000                   $   47,397
                                            2001                       29,152
                                            2002                       94,654
                                            2003                       61,245
                                            2004                       62,245

8.   OTHER LIABILITIES

                                                                                1999             1998
                                                                          ----------------------------
                                                                            (IN THOUSANDS OF DOLLARS)
     Pension liability (Note 11)                                          $    14,529      $    10,659
     Post-retirement benefit liability (Note 11)                               16,981           15,312
     Non-controlling interest                                                     921               --
     Other                                                                        373            1,300
                                                                          -----------      -----------
                                                                          $    32,804      $    27,271
                                                                          ===========      ===========

9.   COMMON SHARES AND CONTRIBUTED SURPLUS

     The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, in each case without nominal or par value. The number of shares outstanding as at December 31, 1999 is 49,398,968 common shares (1998 - 49,244,696; 1997 - 49,034,871).

     The changes in the number and stated value of the common shares of the Company are as follows, in thousands of dollars except the number of shares:

                                                         1999                          1998                          1997
                                            --------------------------------------------------------------------------------------
                                              NUMBER OF       STATED        NUMBER OF       STATED        NUMBER OF       STATED
                                               SHARES          VALUE         SHARES          VALUE         SHARES          VALUE
    Balance at beginning of year             49,244,696    $   571,934     49,034,871    $   570,160     13,314,298    $    90,111
    Issued during the year
       Public offering (i)                           --             --             --             --     24,420,000        352,894
       Conversion of debentures (ii)                 --             --             --             --     11,190,770        125,638
       Managers' Share Purchase Plan (iii)           --             --          9,289            107         30,603            445
       Employees' Share Purchase Plan (iv)      136,925          1,360        202,129          1,647         43,784            520
       Directors' Stock Option and Share
         Purchase Plan (v)                       10,110            108          8,233            110          6,060             98
       Restricted share units matured             7,237             69         13,960            144         26,118            416
       Options exercised                             --             --         14,814            136          3,238             38
    Buy-back of shares (vi)                          --             --        (38.600)          (370)           --              --
                                            -----------    -----------    -----------    -----------    -----------    -----------
    Balance at end of year                   49,398,968    $   573,471     49,244,696    $   571,934     49,034,871    $   570,160
                                            ===========    ===========    ===========    ===========    ===========    ===========

     (i) Net of issue costs of $10.2 million, which are net of taxes of $4.9 million.

     (ii) Net of amortized issue costs of $1.1 million, which are net of taxes of $0.5 million. If the convertible debentures had been converted at the beginning of 1997, the loss per share figure for 1997 would have been $0.77.

     (iii)Shares issued to eligible managers under the Managers' Share Purchase Plan were financed by interest-free loans provided by the Company. The Company has reserved a maximum of 300,000 shares for the purpose of the Plan. At December 31, 1999, there were 82,293 shares held by the Plan's participants (1998 - 92,269; 1997 - 91,201) with a market value of $1,096,966 (1998 - $646,806; 1997 - $1,172,845).

     (iv) The Company has reserved a maximum of 500,000 shares for the purpose of the Employees' Share Purchase Plan. At December 31, 1999, there were 296,997 shares held by the Plan's participants (1998 - 267,366; 1997 - 64,853).

     (v) The Company has reserved a maximum of 175,000 shares for the purpose of the Directors' Stock Option and Share Purchase Plan. At December 31, 1999, there were 32,098 shares issued and outstanding under the provisions of the Plan (1998 - 21,988; 1997 - 15,143).

     (vi) Shares were purchased according to a normal course issuer bid that was approved in December 1997. The bid was for approximately 5% of the 49 million common shares issued and outstanding, subject to a maximum aggregate purchase price of CAN$40 million. The normal course issuer bid expired in December 1998.

     The Company also issued shares to eligible officers under a Long-Term Incentive Plan which were financed by interest-free loans provided by the Company. At December 31, 1999, there were 44,004 (1998 - 44,004; 1997 -
     52,234) shares issued and outstanding under this plan with a market value of $586,573 (1998 - $308,468; 1997 - $671,867).

     The interest-free loans to eligible officers and managers are secured by the common shares issued under both plans and are repayable from proceeds on the sale of any shares purchased, by the application of any dividends declared and paid on such shares, and from 25% of any bonus paid to the eligible officer or manager and, as to any remainder, upon termination of employment.

     Under the Long-Term Incentive and Managers' Share Purchase plans, at the time of issuance of common shares, the Company granted to each eligible officer and manager one restricted share unit ("RSU") for every two shares. Each RSU entitles the holder to receive one common share, at no cost, three years after its issuance. During the year, 7,237 RSUs (1998 - 13,960; 1997
     - 26,118) matured and 1,731 were cancelled (1998 - 13,569; 1997 - 1,298).

     In addition, the Long-Term Incentive Plan also includes a stock option component for its participants. The number of shares that may be issued pursuant to the exercise of options under the plan is limited to 1,031,684 common shares. The options can be exercised between one to five years after their respective date of grant for a period of ten years, at which time they expire.

     Under the terms of the Directors' Stock Option and Share Purchase Plan, the options granted to directors can be exercised starting one year after their respective date of grant for a period of ten years, at which time they expire.

     The changes in the number of stock options and RSUs of the Company are as follows:

                                                               1999                                         1998
                                             ----------------------------------------    ---------------------------------------
                                               NUMBER        WEIGHTED        NUMBER         NUMBER        WEIGHTED        NUMBER
                                                 OF          EXERCISE          OF             OF          EXERCISE          OF
                                               OPTIONS         PRICE          RSUs          OPTIONS         PRICE          RSUs
                                                               CAN$                                         CAN$
      Balance at beginning of year              666,340    $     19.07         22,710        594,359    $     18.88         45,595
      Issued                                    333,262          15.71             --        163,769          19.25          4,644
      Cancelled                                 (67,228)         17.69         (1,731)       (76,974)         19.10        (13,569)
      Matured or exercised                           --             --         (7,237)       (14,814)         13.50        (13,960)
                                            -----------    -----------    -----------    -----------    -----------    -----------
      Balance at end of year                    932,374          16.01         13,742        666,340          19.07         22,710
                                            ===========    ===========    ===========    ===========    ===========    ===========


                                                                                                            1997
                                                                                         -----------------------------------------
                                                                                            NUMBER        WEIGHTED        NUMBER
                                                                                              OF          EXERCISE          OF
                                                                                            OPTIONS         PRICE          RSUs
                                                                                                            CAN$
      Balance at beginning of year                                                           448,234    $    17.22          58,328
      Issued                                                                                 173,396         22.86          15,300
      Cancelled                                                                              (24,033)        16.12          (1,915)
      Matured or exercised                                                                    (3,238)        16.70         (26,118)
                                                                                         -----------    -----------    -----------
      Balance at end of year                                                                 594,359         18.88          45,595
                                                                                         ===========    ==========     ===========


     The following table summarizes information concerning currently outstanding and exercisable stock options:


                                                                AVERAGE            WEIGHTED                           WEIGHTED
                     RANGE                                     REMAINING            AVERAGE                            AVERAGE
                  OF EXERCISE                 NUMBER          CONTRACTUAL          EXERCISE           NUMBER          EXERCISE
                    PRICES                  OUTSTANDING          LIFE                PRICE          EXERCISABLE         PRICE
     --------------------------------------------------------------------------------------------------------------------------
                $13.50 - $17.00               432,947         7.45 years            $15.00            134,189          $13.50
                $17.00 - $21.00               313,785         6.52 years            $19.09            155,520          $19.09
                $21.00 - $23.73               185,642         6.70 years            $22.99             65,464          $22.88
                                           --------------                                         ---------------
                                              932,374                                                 355,173
                                           ==============                                         ===============


     In addition to the options and the RSUs outstanding, the Company issued 380,000 warrants in the course of the acquisition of Eastern Container Corporation. The warrants awarded give the right to the owner to buy 380,000 common shares of the Company at CAN$10.95/share and the owner has until January 2002 to exercise those warrants.

10.  COMMITMENTS AND CONTINGENCIES

     a)   At December 31, 1999,  the Company had  commitments  for major capital
          expenditures   under  purchase  orders  and  contracts   amounting  to
          approximately $13.5 million.

          Minimum payments in US and Canadian dollars required under operating leases are as follows:

                                                   US $               CAN $
                                               --------------------------------
                                                  (IN THOUSANDS OF DOLLARS)

                          2000                    5,285              1,429
                          2001                    4,794                897
                          2002                    4,436                813
                          2003                    3,496                776
                          2004                    2,614                715
                    Subsequent years              5,282              1,405

               Under the Asset Acquisition Agreement between the Company and Avenor Inc. in June 1994, Avenor Inc. (now Bowater Canada Inc.) has a right of first refusal for a period of 99 years regarding disposition of the Company's private timberlands of approximately 904,020 acres at the rate of 250 acres or more in any one transaction or series of related transactions. Should Bowater Canada Inc. refuse the transaction, it remains entitled to receive from the Company any amount in excess of CAN$25 per acre.

               The Company is involved in various legal actions during the normal course of business. Management of the Company is of the opinion that the total amount of any potential liabilities for which provisions have not already been recorded is not expected to have a material adverse effect on the Company's financial position or its results.

     b) On April 19, 1999, the U.S. Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") each issued a Notice of Violation ("NOV") under the Clean Air Act ("CAA") to the primary mill located in West Point, Virginia (the"Mill"), which was acquired from Chesapeake Corporation ("Chesapeake") in 1997. The Company is part of a group of pulp and paper companies that were served at the same period of time with NOVs by EPA for alleged violations of the Clean Air Act. In general, the NOVs allege that from 1984 to the present, the Mill installed certain equipment and modified certain production processes without obtaining required permits. In the 1997 Purchase Agreement, Chesapeake agreed to indemnify the Company for remediation work resulting from violations of applicable environmental laws (including the CAA) that existed at the Mill as of the date of the Purchase Agreement and as of the May 1997 closing date as to which Chesapeake had "knowledge" as defined in the Purchase Agreement. Chesapeake's maximum indemnification obligation to St. Laurent with respect to such matters is $50 million. While such costs cannot be estimated with certainty at this time, based on presently available information, the Company believes that the cost of remediation work, which represents capital expenditures comprising the engineering, procurement and construction work of Mill modifications (including the installation of air emission controls, etc.) associated with the NOVs may approximate $20 million.

          In addition, a civil monetary penalty may be assessed by EPA and DEQ; however, the costs associated with any such penalty cannot be estimated at this time as the Company and Chesapeake are continuing discussions with EPA and DEQ with respect to such matters. Based upon discussions with EPA and DEQ to date, the Company believes that the total cost of remediation work associated with the NOVs and fines and penalties that may be imposed by EPA and DEQ will not exceed the maximum amount of Chesapeake's obligation. The Company and Chesapeake have agreed to appoint a third party to decide the scope and timing of future remediation work that is the subject of indemnification in the Purchase Agreement. The third party ruled on February 25, 2000 that said extension of the indemnification period has been extended to May 8, 2000, with the possibility of a further extension, on terms that may be determined by the third party. In the interim, the Company and Chesapeake, with the assistance of the third party, under certain conditions, shall work together in attempting to develop and implement a remediation plan, which will provide for a cost-effective resolution of the issues raised by the NOVs. The Company believes that Chesapeake has the financial ability to honor its indemnification obligation under the 1997 Purchase Agreement. The Company is cooperating with Chesapeake to analyze, respond to, and defend against the matters alleged in the NOVs. Based upon an initial review of the NOVs, the Company believes that it has substantial defenses against the alleged violations. The Company and Chesapeake are working with EPA and DEQ to address the matters that are the subject of the NOVs; however, the Company will vigorously defend itself against these allegations, if necessary.

11.  EMPLOYEE PENSION COSTS AND OTHER POST-RETIREMENT BENEFITS

     PENSION COSTS

     Canadian operations

     Defined Benefit Pension Plans

     The Company has a registered pension plan (the St. Laurent Plan) which covers substantially all non-unionized employees. The St. Laurent Plan is a defined benefit plan integrated with the Canada/Quebec Pension Plan, and is funded through Company contributions.

     Most of the unionized employees of the Company are covered by a registered defined benefit plan integrated with the Canada/Quebec Pension Plan, funded through Company and employee contributions. Employee contributions and pension benefits for unionized employees are established pursuant to the collective bargaining agreements in effect with their respective unions.

     Defined Contribution Pension Plans
     Certain unionized and non-unionized employees of the Company are covered by registered defined contribution pension plan.

     Supplementary Executive Retirement Plan (the "SERP")
     The Company also has a SERP pursuant to which additional pension benefits in excess of those that can be provided under St. Laurent Plans may become payable to certain executive officers qualified for participation under the SERP based on their position level.

     United States operations

     Defined Benefit Pension Plans
     The U.S. companies currently maintain two non-contributory defined benefit retirement plans covering substantially all U.S. employees. The plan covering represented U.S. employees generally provides benefits of stated amounts for each year of service or a formula based on years of service and the employee's salary history. The plan covering U.S. salaried and non-represented hourly employees provides benefits of stated amounts for each year of service for most hourly employees and a formula based on years of service and the employee's salary history for salaried employees and certain hourly employees. Salaried employees and certain represented employees are also entitled to supplemental benefits based on service of more than ten years. The funding policy for the qualified plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act and the Internal Revenue Code. The U.S. companies also maintain certain non-qualified pension plans for executives which provide benefits that are based on targeted wage replacement percentages or provide other additional benefits. These non-qualified plans are unfunded.

     401(k) Plans

     The U.S. companies also maintain two 401(k) Plans covering substantially all U.S. employees. Participants are allowed to make voluntary employee contributions on a pre-tax basis which contributions are matched based on the employee's status and workplace.

     The dates of the most recent actuarial valuations for the plans are December 31, 1997 for the Canadian plans and October 1, 1998 for the U.S. plans.

     Contributions to the Company's pension plans are based on the actuarial recommendation for each plan and meet the funding requirements of the regulatory authorities.

     PENSION EXPENSE

     Net pension expense for the defined benefit plans include the following components:



                                                                          1999             1998             1997
                                                                     ---------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Service costs - pension benefits earned during
        the year                                                     $     5,647      $     4,809      $     3,069
      Interest costs on projected benefit obligation                      18,754           17,607           15,465
      Actual return on pension fund assets                                (9,757)         (21,733)         (20,543)
      Net amortization, deferrals and others                              (9,222)           2,756            4,937
                                                                     -----------      -----------      -----------
      Net pension expense                                            $     5,422      $     3,439      $     2,928
                                                                     ===========      ===========      ===========

     FUNDED STATUS OF THE PLANS


                                                                   1999                                         1998
                                                             FOR PLANS IN WHICH                          FOR PLANS IN WHICH
                                                       ASSETS EXCEED     BENEFITS EARNED           ASSETS EXCEED   BENEFITS EARNED
                                                      BENEFITS EARNED     EXCEED ASSETS           BENEFITS EARNED  EXCEED ASSETS
                                                      ----------------------------------------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Plan assets at fair value                       $    63,955        $   172,737              $    60,187        $   161,373
      Projected benefit obligation                         51,998            195,176                   48,990            177,397
                                                      -----------        -----------              -----------        -----------
      Plan assets in excess of (less than)
        projected benefit obligation                  $    11,957        $   (22,439)             $    11,197        $   (16,024)
                                                      ===========        ===========              ===========        ===========
      The above excess (deficiency) is
           Unamortized net gain (loss)                $    (2,917)       $    15,736             $    (3,082)       $     7,169
           Net asset (obligation) as at
             June 1994, the implementation
             date of the current accounting
             policy                                            --                480                       --                584
           Prior service cost of retroactive
             benefits resulting from plan
             amendments since June 1994                      (452)           (24,126)                      --            (13,118)
                                                      -----------        -----------              -----------        -----------
                                                           (3,369)            (7,910)                  (3,082)            (5,365)
      Prepaid pension cost (liability)                     15,326            (14,529)                  14,279            (10,659)
                                                      -----------        -----------              -----------        -----------
                                                      $    11,957        $   (22,439)             $    11,197        $   (16,024)
                                                      ===========        ===========              ===========        ===========

      The following assumptions were used for the Canadian and U.S. plans:

                                          1999                   1998
         -----------------------------------------------------------------------
             Average rate            CAN         US         CAN         US
         -----------------------------------------------------------------------
             Discount rate          8.25%       7.50%      8.75%       6.75%
             Salary increase        3.50%       4.75%      3.50%       4.75%
             Return on assets       8.25%       9.25%      8.75%       9.25%

     POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

                                                                          1999             1998
                                                                     ----------------------------
                                                                       (IN THOUSANDS OF DOLLARS)
      Costs of post-retirement benefits other than pensions:

         Service costs                                               $       962      $       690
         Interest costs                                                    1,350            1,252
         Amortization of the transitional balance                            131              131
         Actuarial loss                                                        4               --
                                                                     -----------      -----------
      Total                                                          $     2,447      $     2,073
                                                                     ===========      ===========

      Funded status of plans:
         Accumulated obligation for post-retirement
             benefits other than pensions                            $    19,444      $    18,740
                                                                     ===========      ===========

      Unrecognized transitional balance                              $     1,622      $     1,653
      Unrecognized net loss                                                  841            1,775
      Accrual for post-retirement benefits other than pensions            16,981           15,312
                                                                     -----------      -----------
                                                                     $    19,444      $    18,740
                                                                     ===========      ===========

      The assumptions used to measure the obligation for post-retirement benefits other than pensions are as follows:

Average age discount rate                  7.50%
Health care cost trend rate                7.50% in 1999 trending down to a
                                                 rate of 5% in 2003
Effect of a 1% change in the health
   care cost trend rate on post-retirement
   benefits other than pensions:           - Cost                $0.1 million
                                           - Obligation          $0.9 million


      CHANGE IN BENEFITS OBLIGATION

                                                                  PENSION BENEFITS       OTHER POST-RETIREMENT BENEFITS
                                                                1999           1998            1999           1998
                                                           ------------------------------------------------------------
                                                            (IN THOUSANDS OF DOLLARS)      (IN THOUSANDS OF DOLLARS)
      Benefits obligation at beginning of year             $   226,387    $   212,045     $    18,740    $    16,754
        Acquisition                                              5,811             --           1,014             --
        Unrealized foreign exchange loss (gain)                  9,111         (9,887)            131           (145)
        Service costs                                            5,647          4,809             962            690
        Interest costs                                          18,754         17,607           1,350          1,252
        Plan participants' contributions                         1,326          1,159              --             --
        Amendments                                              12,032          4,140              --             --
        Actuarial loss (gain)                                  (18,258)         5,216            (930)         1,054
        Special termination benefits (Note 17)                      --          8,233              --             --
        Benefits paid                                          (13,636)       (16,935)         (1,823)          (865)
                                                           -----------    -----------     -----------    -----------
      Benefits obligation at end of year                   $   247,174    $   226,387     $    19,444    $    18,740
                                                           ===========    ===========     ===========    ===========

     CHANGE IN PLAN ASSETS

                                                                             PENSION BENEFITS
                                                                          1999             1998
                                                                     -----------------------------
                                                                       (IN THOUSANDS OF DOLLARS)
      Fair value of plan assets at beginning of year                 $   221,560      $   221,460
        Acquisition                                                        5,224               --
        Unrealized foreign exchange gain (loss)                            8,601           (9,683)
        Actual return on plan assets                                       9,757           21,733
        Employer contribution                                              3,860            3,826
        Plan participants' contributions                                   1,326            1,159
        Gross benefits paid                                              (13,636)         (16,935)
                                                                     -----------      -----------
      Fair value of plan assets at end of year                       $   236,692      $   221,560
                                                                     ===========      ===========

12.   INTEREST EXPENSE (INCOME), NET AND OTHER INCOME

      INTEREST EXPENSE (INCOME), NET

                                                                          1999             1998             1997
                                                                     ---------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Interest on long-term debt                                     $    27,019      $    28,252      $    25,635
      Deferred debt issue expenses written off                                --               --            8,426
      Interest on debt component of convertible debentures                    --               --              260
      Interest income on temporary investments                              (943)          (1,103)          (1,866)
      Interest capitalized on major construction projects                     --               --             (200)
      Other                                                                2,533            2,248            1,505
                                                                     -----------      -----------      -----------
                                                                     $    28,609      $    29,397      $    33,760
                                                                     ===========      ===========      ===========

     Cash payments of interest totaled $27.6 million in 1999 (1998 - $27.1 million; 1997 - $28.4 million).

     OTHER INCOME (EXPENSE), NET



                                                                          1999             1998              1997
                                                                     ----------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
     Gain resulting from the renegotiation
        of fibre supply agreements                                   $     9,500               --                --
     Gain from asset disposals                                             5,094              235               235
     Other                                                                  (802)             262               (22)
                                                                     -----------      -----------      ------------
                                                                     $    13,792      $       497      $        213
                                                                     ===========      ===========      ============

13.  PROVISION FOR (RECOVERY OF) INCOME TAXES

     The composite of the applicable statutory corporate income tax rates in Canada is 39.7% (1998 - 39.3%; 1997 - 41.1%). The following is the reconciliation of income taxes calculated at the above composite statutory rate with the income tax provision:

                                                                          1999              1998              1997
                                                                     ----------------------------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
      Earnings (loss) before income taxes                            $    60,276      $   (30,400)      $   (42,451)
                                                                     -----------      -----------       -----------
      Income taxes (recovery) at the composite statutory rate             23,943          (11,946)          (17,458)
      Manufacturing and processing deduction                              (2,455)             624             2,655
      Large corporations tax                                                 926              714             1,310
      Exchange translation items                                            (515)           3,277             1,054
      Other items                                                            (63)             194               429
                                                                     -----------      -----------       -----------
                                                                     $    21,836      $    (7,137)      $   (12,010)
                                                                     ===========      ===========       ===========

     Payments for income and capital taxes in 1999 amounted to $2.9 million (1998 - payments of $2.5 million; 1997 - payments of $2.6 million).

     The following summarizes the Company's income taxes on earnings of its Canadian and foreign operations:



                                                                  1999             1998             1997
                                                            ---------------------------------------------
                                                                  (IN THOUSANDS OF DOLLARS)
      Canada
         Earnings (loss) before income taxes                $    33,678      $   (16,063)     $   (35,854)
         Income taxes (recovery)
            Current                                                 913              921            1,550
            Future                                               10,352           (2,760)         (11,067)
                                                            -----------    --------------      ----------
                                                                 11,265           (1,839)          (9,517)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    22,413      $   (14,224)     $   (26,337)
                                                            ===========    ==============      ==========

      Foreign

         Earnings (loss) before income taxes                $    26,598      $   (14,337)     $    (6,597)
         Income taxes (recovery)
            Current                                                 544              104               --
            Future                                               10,027           (5,402)          (2,493)
                                                            -----------    --------------      ----------
                                                                 10,571           (5,298)          (2,493)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    16,027      $    (9,039)     $    (4,104)
                                                            ===========    ==============      ==========

      Total

         Earnings (loss) before income taxes                $    60,276      $   (30,400)     $   (42,451)
         Income taxes (recovery)
            Current                                               1,457            1,026            1,550
            Future                                               20,379           (8,163)         (13,560)
                                                            -----------    --------------      ----------
                                                                 21,836           (7,137)         (12,010)
                                                            -----------    --------------      ----------
         Net earnings (loss) before
            non-controlling interests                       $    38,440    $      (23,263)     $  (30,441)
                                                            ===========    ==============      ==========

     Principal components of future income taxes are as follows:


                                                                     1999                           1998
                                                                CANADA   UNITED STATES        CANADA    UNITED STATES
                                                           ----------------------------------------------------------
                                                              (IN THOUSANDS OF DOLLARS)     (IN THOUSANDS OF DOLLARS)
      Future income tax assets
         Operating loss carryforwards                      $     5,031    $    48,004     $    10,423    $    37,870
         Post retirement benefits                                   --          7,107              --          6,958
         Shares issuance costs                                   2,864             --           4,170             --
         Other deductible timing differences                     3,426          4,302           2,128          4,467
                                                           -----------     ----------     -----------    -----------
                                                                11,321         59,413          16,721         49,295
                                                           -----------     ----------     -----------    -----------
      Future income tax liabilities
         Differences between tax bases and
         Post retirement liabilities                                --          4,318              --          4,246
         Other taxable timing differences                        1,388             68           1,910             64
                                                           -----------     ----------     -----------    -----------
                                                                28,036         61,003          23,084         40,858
                                                           -----------     ----------     -----------    -----------
      Net future income tax assets (liabilities)           $   (16,715)    $   (1,590)    $    (6,363)   $     8,437
                                                           ===========     ==========     ===========    ===========

      The tax loss carryforwards expire as follows:

                                  (IN THOUSANDS OF DOLLARS)
                                  2003         :    $  6,800
                                  2004         :       7,400
                                  2010         :         900
                                  2011         :       2,300
                                  2012         :      23,500
                                  2018         :      71,800
                                  2019         :      21,800
                                                    --------
                                                    $134,500
                                                    ========

14.  SHAREHOLDER RIGHTS PLAN

     The Company has a Shareholder Rights Plan which is designed to encourage the fair treatment of all shareholders in connection with any takeover bid for the Company. The Shareholder Rights Plan adopted in 1995 and subject to reconfirmation by the shareholders at every third annual meeting, has been renewed in 1998 and will expire on February 1, 2005.

     The rights issued under the Shareholder Rights Plan become exercisable under certain specific events related to a potential takeover other than a permitted bid. Similar to most of the rights plans implemented in Canada, the Shareholder Rights Plan contemplates a permitted bid concept whereby a takeover bid will not trigger the rights if it meets specified conditions. Should a bid other than a permitted bid be carried out, each right would entitle a rights holder to purchase common shares of the Company at a 50% discount of the market price at the time.

15.  SEGMENTED INFORMATION

     The  Company's   primary  activity  is  the  production  and  marketing  of paperboard and packaging products. The Company's manufacturing and converting facilities are located in Quebec and Ontario, Canada, and in New York, Maryland, Massachusetts, Ohio, North Carolina, Virginia, Wisconsin, South Carolina and New Hampshire, U.S.A. The operating activities are split into two major segments which are the paperboard production and marketing, and the converting operations.

     Primary production includes white top and mottled white linerboard, solid bleached foodboard and linerboard, unbleached kraftliner board, and corrugating medium. Containerboard, consisting of linerboard and corrugating medium, is the principal raw material used in the manufacturing of corrugated containers. Integrated containerboard manufacturers exchange containerboard with other manufacturers to take advantage of freight costs, manufacturing efficiencies and to obtain grade they do not produce.

     The Company owns and operates sixteen converting plants. The converting production consists mainly of corrugated containers, litho-labeled and direct-printed retail packaging, point-of-purchase displays, post-print, specialty packaging products, cupstock, baconboard and liquid packaging. The Company's converting plants consume the equivalent of approximately 37% of the Company's production. Accounting for segment profitability involves use of transfer prices that attempt to approximate current market value.
     Segment profit and assets have been measured in accordance with the Company's accounting policies.

                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1999                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   523,532    $   363,178    $    29,087    $   915,797
          Inter-segment sales                                   90,240             --             --         90,240
                                                           -----------    -----------    -----------    -----------
          Total                                                613,772        363,178         29,087      1,006,037

          EBITDA (i)                                           117,476         21,845          2,795        142,116

          Amortization                                          56,064          8,741          2,218         67,023

          Operating earnings                                    61,412         13,104            577         75,093

          Total assets                                         766,288        310,233         79,022      1,155,543

          Additions to property, plant and equipment            37,251         18,556          1,331         57,138

          Addition to goodwill                                      --         21,630             --         21,630


                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1998                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   478,104    $   296,038    $    17,765    $   791,907
          Inter-segment sales                                   80,354             --             --         80,354
                                                           -----------    -----------    -----------    -----------
          Total                                                558,458        296,038         17,765        872,261

          EBITDA  before restructuring charge (i)               61,300         15,206         (1,620)        74,886

          Amortization                                          54,329          7,391          1,788         63,508

          Operating earnings (loss) before
              restructuring charge                               6,971          7,815         (3,408)        11,378

          Total assets                                         809,947        181,532         58,934      1,050,413

          Additions to property, plant and equipment            33,913         13,129          2,193         49,235

          Addition to goodwill                                      --             --             --             --


     (i) EBITDA: earnings before interest, income taxes, depreciation and amortization.




                                                                                           Woodlands,
                                                                                           Solid Wood
                                                                                               and
                                                               Primary                     unallocated
                                  1997                          mills       Converting       amounts         Total
       ------------------------------------------------------------------------------------------------------------
          Net sales to third parties                       $   363,436    $   220,125    $     6,881    $   590,442
          Inter-segment sales                                   64,727             --             --         64,727
                                                           -----------    -----------    -----------    -----------
          Total                                                428,163        220,125          6,881        655,169

          EBITDA (i)                                            29,812         14,432         (5,527)        38,717

          Amortization                                          39,696          6,466          1,459         47,621

          Operating earnings (loss)                             (9,884)         7,966         (6,986)        (8,904)

          Identifiable assets                                  844,388        176,792         59,741      1,080,921

          Additions to property, plant and equipment            21,388         19,113          3,537         44,038

          Addition to goodwill                                      --             --            702            702


     Starting in July 1998, corporate expenses were allocated to the primary mills and converting segments.

     (i) EBITDA: earnings before interest, income taxes, depreciation and amortization.

     The operations and assets of the Company by geographic area are as follows:


                                                                 1999              1998             1997
                                                           ------------------------------------------------
                                                                         (IN THOUSANDS OF DOLLARS)
     Sales to third parties
          From Canada
              Within Canada                                $     137,174     $     120,620    $     130,367
              To the United States                               208,086           151,903          125,206
              Other                                               29,222            45,583           45,296
                                                           -------------     -------------    -------------
                                                                 374,482           318,106          300,869
          From the United States                                541,315           473,801          289,573
                                                           -------------     -------------    -------------
                                                           $     915,797     $     791,907    $     590,442
                                                           =============     =============    =============

     Intercompany sales between geographic areas (A)
          From Canada                                      $      19,582    $        9,723    $       4,845
          From the United States                                   1,215             2,078            1,092
                                                           -------------     -------------    -------------
                                                           $      20,797     $      11,801    $       5,937
                                                           =============     =============    =============

     Operating earnings (loss)
          Canada                                           $      40,967     $      (4,213)   $     (22,975)
          United States                                           34,126             2,713           14,071
                                                           -------------     -------------    -------------
                                                           $      75,093     $      (1,500)   $      (8,904)
                                                           =============     =============    =============

     Total assets (B)
          Canada                                           $     438,551     $     441,710    $     468,865
          United States                                          716,992           608,703          612,056
                                                           -------------     -------------    -------------
                                                           $   1,155,543     $   1,050,413    $   1,080,921
                                                           =============     =============    =============


                                                                  1999             1998             1997
                                                           ------------------------------------------------
                                                                         (IN THOUSANDS OF DOLLARS)
     Property, plant, equipment and goodwill
          Canada                                           $     325,249     $     320,371    $     316,170
          United States                                          531,969           475,512          491,901
                                                           -------------     -------------    -------------
                                                           $     857,218     $     795,883    $     808,071
                                                           =============     =============    =============

     (A)  Intercompany sales reflect transfer prices at market value.

     (B)  Total assets are those which are directly  used in  geographic areas.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Since substantially all of the Company's revenues are denominated in US dollars and a portion of the operating costs are incurred in Canadian dollars, the Company has a hedging program to manage its foreign exchange exposure on future purchases of services and products denominated in Canadian dollars. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, the Company had entered into various forward contracts and options for the purchase of Canadian dollars as follows (amounts in parentheses represent losses):


                                          1999                                      1998
                        --------------------------------------------------------------------------------
                                         AVERAGE                                   AVERAGE
                                        EXCHANGE                                  EXCHANGE
                           NOMINAL        RATE          FAIR         NOMINAL        RATE          FAIR
                           AMOUNT       US$/CAN$        VALUE        AMOUNT       US$/CA$N$       VALUE
                                                       (IN THOUSANDS OF DOLLARS)
          1999          $       --    $       --    $       --    $   77,000    $   0.7125    $   (7,422)
          2000             108,000        0.6950           150        84,000        0.7001        (5,493)
          2001              76,000        0.6920           919        56,000        0.7027        (3,776)
          2002              21,000        0.6972           208        15,000        0.7068        (1,074)
                        $  205,000                  $    1,277    $  232,000                  $  (17,765)


     The fair value of these forward contracts and options reflects the estimated amounts that the Company would receive or (pay) to terminate the contracts at the year-end date. The unrealized gains and losses on open contracts are equal to the fair value as indicated above.

     INTEREST RATE RISK MANAGEMENT

     Cash and temporary investments bear interest at floating rates. Accounts receivable, accounts payable and accrued liabilities are non-interest bearing.

     The Company enters into interest rate swap agreements to reduce exposure to interest rate fluctuations on its long-term debt. Payments made under these agreements are accounted for as adjustments to interest expense.

     At December 31, 1999, the Company has entered into interest rate swap agreements with financial institutions to pay fixed rates on a notional amount of US$55 million at a rate of 5.97%. These agreements expire in 2003. The fair value of these financial instruments as of December 31, 1999 represents an unrealized gain of $1.5 million.

     SELLING PRICES RISK MANAGEMENT

     The Company enters into cash-settled swap agreements with financial institutions to receive fixed prices on notional amounts of 26 lb.
     semichemical corrugating medium and 42 lb. unbleached kraftliner. At December 31, 1999, the Company had entered into swap agreements for 37,500 tons of corrugating medium and 18,000 tons of unbleached kraftliner. These agreements expire in 2000 and 2001. The fair value of these financial instruments as of December 31, 1999 represents an unrealized loss of $1.6 million.

     RECYCLED FIBRE RISK MANAGEMENT

     The Company enters into cash-settled swap agreements with financial institutions to pay fixed prices on notional amounts of old corrugated container. At December 31, 1999, the Company had entered into swap agreements for 48,000 tons of old corrugated container. These agreements expire in 2001. The fair market value of these instruments as of December 31, 1999 represents an unrealized loss of $0.3 million.

     CREDIT RISK MANAGEMENT

     The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance. The Company does not have significant exposure to any individual customer or counterpart and has not incurred significant bad debt expenses in the last three years.

     The Company minimizes its credit exposure to counterparties in the derivative financial instrument transactions by entering into contracts only with highly rated financial institutions and by distributing the transactions among several selected financial institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the derivative instruments should be offset by changes in the valuation of the underlying items being hedged.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings using the present value of expected cash flows.

     Short-term financial instruments included in the consolidated balance sheet are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments; these include cash and temporary investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities.

     The fair value of the Company's other financial instruments and their carrying amount are as follows:


                                                                 1999                        1998
                                                     ---------------------------------------------------
                                                       CARRYING        FAIR        CARRYING        FAIR
                                                        AMOUNT         VALUE        AMOUNT         VALUE
                                                                    (IN THOUSANDS OF DOLLARS)
      Secured term loan                              $  224,250    $  224,250    $  230,000    $  230,000
      Senior secured notes                              125,000       130,845       125,000       135,588
      Eastern Container Corporation term loan            22,500        22,500            --            --
      Industrial development revenue bonds                4,760         4,760         4,880         4,880
      Note payable                                        8,000         8,000            --            --
      Note payable to Abitibi-Consolidated Inc.              --            --         2,389         2,389


17.  RESTRUCTURING CHARGE

     In 1998, the Company completed a major restructuring of its West Point mill. As a result, the market pulp machine was permanently shut down as well as a chip mill. With this process, the Company has offered an enhanced early retirement package to a certain number of eligible employees, including severance payments and extended health benefits. The Company has renegotiated the expiry date of the collective agreement extending it from 2001 to 2008. The cost related to the restructuring was incurred in 1998.

18.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not yet possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States, except as set forth below.

     A) RECONCILIATION OF EARNINGS AND BALANCE SHEET TO U.S. GAAP

        EARNINGS ADJUSTMENTS

                                                                 1999             1998             1997
                                                           -----------------------------------------------
                                                                        (IN THOUSANDS OF DOLLARS)
         Net earnings (loss) in accordance with
            Canadian GAAP                                  $      38,337    $     (23,263)   $     (30,441)
                                                           =============    =============    =============
         Adjustments:

         Pension expense (1)                               $        (933)   $        (722)   $        (414)
         Unrealized exchange loss on long-term debt (2)              381              237              527
         Interest on equity component of convertible
         RSU/stock options (4)                                      (804)            (798)            (785)
         Future income taxes (5)                                      --             (394)             394
         Deferred start-up costs (6)                                (455)           2,180              (75)
         Change in reporting currency (7)                             --               --             (508)
         Write-off of debt issue expenses (9)                         --               --            8,426
         Income tax impact of the above adjustments                  458             (481)          (1,444)
                                                           -------------    -------------    -------------
                                                           $      (1,353)   $          22    $       1,331
                                                           -------------    -------------    -------------
         Net earnings (loss) in accordance with
            U.S. GAAP before extraordinary item            $      36,984    $     (23,241)   $     (29,110)
         Extraordinary item (net of tax)                   -------------    -------------    -------------

         Net earnings (loss)                               $      36,984    $     (28,886)   $     (29,110)
                                                           =============    =============    =============


         Net earnings (loss) per common share
         Extraordinary item (net of tax)                              --            (0.12)              --
                                                           -------------    -------------    -------------
         Net earnings (loss) per common share - basic      $        0.75    $       (0.59)   $       (0.85)
                                                           =============    =============    =============

         Net earnings (loss) per common share -
            fully diluted (10)                             $        0.75    $       (0.59)   $       (0.85)
                                                           =============    =============    =============

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          STATEMENT OF COMPREHENSIVE INCOME

                                                           1999             1998               1997
                                                     ------------------------------------------------
                                                                (IN THOUSANDS OF DOLLARS)
          Net earning (loss)                         $      36,984    $     (28,886)    $     (29,110)
          Other comprehensive income, net of tax
            Minimum pension liability                        1,882           (1,995)            3,131
                                                     -------------    -------------     -------------
          Comprehensive income (loss)                $      38,866    $     (30,881)    $     (25,979)
                                                     =============    =============     =============


          CONSOLIDATED BALANCE SHEET ADJUSTMENTS

                                                                1999                              1998
                                                     CAN. GAAP        U.S. GAAP        CAN. GAAP        U.S. GAAP
                                                  ----------------------------------------------------------------
                                                                      (IN THOUSANDS OF DOLLARS)
          Working capital                         $     114,184    $     114,184    $     131,533    $     131,533
          Property, plant and equipment                 816,879          816,879          775,960          775,960
          Future income taxes (1,6)                          --               --            8,437            8,437
          Other assets (1,2,6,8)                         74,237           77,051           50,270           57,483
                                                  -------------    -------------    -------------    -------------
                                                  $   1,005,300    $   1,008,114    $     966,200    $     973,413
                                                  =============    =============    =============    =============

          Long-term debt                          $     338,206    $     338,206    $     356,455    $     356,455
          Future income taxes (1,6)                      18,305           16,018            6,363            3,607
          Other liabilities (1)                          32,804           46,528           27,271           47,310
          Shareholders' equity (1,2,4,6,8)              615,985          607,362          576,111          566,041
                                                  -------------    -------------    -------------    -------------
                                                  $   1,005,300    $   1,008,114    $     966,200    $     973,413
                                                  =============    =============    =============    =============


          (1) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the choice of the discount rate used to calculate the projected benefit obligation and to the valuation of assets and related effects on pension expense. In addition, under U.S. GAAP, the Company would have recorded an additional minimum liability for underfunded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under U.S. GAAP, the additional minimum liability at December 31, 1999 of $12.1 million (1998 - $19.3 million) would be accounted for and offset by an intangible asset of $11.4 million (1998 - $15.9 million) and a component of accumulated other comprehensive income of $0.5 million (1998 - $2.3 million), net of a tax benefit of $0.2 million (1998 - $1.1 million).

          (2) Unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings.

          (3) Under Canadian GAAP, the interest expense related to the debt component of the convertible debenture is charged to net earnings and the interest expense related to the equity component of the convertible debentures, net of income taxes, is charged to retained earnings. Under U.S. GAAP, the interest related to the principal amount of the convertible debentures is charged to earnings.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          (4) Under U.S. GAAP, the Company had elected in 1995 to measure compensation costs related to awards of RSUs and stock options using the fair value based method of accounting as recommended under FASB Statement 123. The recognition provision has not been applied to awards granted in 1994. The fair value of options granted was estimated using the Black-Scholes options pricing model, taking into account an interest risk-free rate of 6% in 1999 (6% in 1998; 7% in 1997), an expected volatility of 25% and an expected life of four years. The weighted average grant date fair value of options granted during the year was $3.39: (1998 - $3.42 and 1997 - $5.28). The expected rate of cancellation of options and RSUs is estimated at 5% and 6.5% respectively per year. The cost related to the RSUs, which is amortized over a period of three years, is based on the market value of the Company's shares as of the grant date, which was $12.30 in 1998 (1997 - $15.08). The program was terminated in 1998. No RSUs were granted in 1999.

          (5) Under Canadian GAAP, future income taxes were, until 1997, considered as non-monetary elements and were therefore translated into US dollars using historical exchange rates. Under U.S. GAAP, future income taxes were considered as monetary elements and were, therefore, translated into US dollars using the exchange rate in effect at the end of the year. In 1998, the Company adopted the new Canadian accounting for income taxes approved by CICA, which had the effect of considering future income taxes as monetary items; therefore, there is no difference in the measurement of future income taxes at the end of December 1998 and 1999.

          (6)  Under  Canadian   GAAP,   start-up  costs  can  be  deferred  and
               amortized. Under U.S. GAAP, such costs are charged to earnings as incurred.

          (7) As mentioned in Note 2, the Company has adopted, in 1997, the US dollar as its reporting and functional currency. Under Canadian GAAP, prior years' financial statements are presented in US dollars in accordance with a translation of convenience method using the closing exchange rate at December 31, 1996 of US$0.73 per CAN$1.00. Under U.S. GAAP, prior years' financial statements are translated according to the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate.

          (8)  Under U.S.  GAAP,  advances  to  officers  and  managers  for the
               purchase  of  shares  of  the  Company  must  be  deducted   from
               shareholders' equity.

          (9) Under U.S. GAAP, the write-off (Note 12) of unamortized debt issue expense was recognized when the debt was extinguished in 1998.

          (10) Under U.S. GAAP, the effect of potential conversion is calculated using the treasury stock method for options and warrants. Under the treasury stock method, earnings per share are calculated as if options and warrants were exercised at the beginning of the year and as if the funds were used to purchase the Company's stock in the market. Under Canadian GAAP, the funds theoretically received on conversion are assumed to earn an appropriate rate of return.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

     B)   SUPPLEMENTARY DISCLOSURES UNDER U.S. GAAP

          1.   ACCOUNTS RECEIVABLE

                                                      1999             1998
                                                --------------------------------
                                                   (IN THOUSANDS OF DOLLARS)
               Trade receivable                 $     112,380    $      94,189
               Other                                   13,038            2,856
                                                -------------    -------------
                                                      125,418           97,045
               Less:  Allowance
                 for doubtful accounts                 (1,139)          (1,150)
                                                -------------    -------------
                                                $     124,279    $      95,895
                                                =============    =============


          2.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                      1999             1998
                                                --------------------------------
                                                   (IN THOUSANDS OF DOLLARS)
               Trade payable                    $      67,781    $      41,136
               Accrued vacation pay and
                 payroll deduction                     13,387            9,068
               Other                                   21,678           21,908
                                                -------------    -------------
                                                $     102,846    $      72,112
                                                =============    =============


          3.   OPERATING LEASES

               Operating lease expenses amounted to $7.4 million in 1999 (1998 - $6.6 million; 1997 - $4.7 million).

          4.   SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENT OF CASH FLOWS

               Under US GAAP, bank indebtedness is considered as a financing activity and is reported as such in the statement of cash flows.

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

          5.   PRO FORMA STATEMENT OF EARNINGS DATA (UNAUDITED)

               The following unaudited pro forma statement of earnings data assume that the acquisitions discussed in Note 3 occurred as at January 1, 1998. The unaudited pro forma statement of earnings data were prepared based upon the historical consolidated statements of earnings of the Company for the years ended December 31, 1999 and 1998, on the statements of earnings of the businesses acquired for the year ended December 31, 1998 and for the period from January 1, 1999 to the date of their respective acquisition. The statements of earnings of the businesses acquired have been adjusted to bring accounting policies for amortization of property, plant and equipment and inventory valuation in line with those of the Company. The unaudited pro forma data are not necessarily indicative of the combined results of operations of the Company and the businesses acquired that would have resulted had the transactions occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

               Pro forma statement of earnings data

                                                      1999             1998
                                               ---------------------------------
                                                (IN THOUSANDS OF DOLLAR, EXCEPT
                                                      PER SHARE AMOUNTS)
               Net sales                       $    1,049,161     $    950,830
               Net earnings (loss)                     39,475          (26,213)
               Net earnings (loss) per share             0.80            (0.53)


          6.   PENDING ACCOUNTING STANDARD

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardized the accounting for all derivatives. This standard will be effective for fiscal years beginning after June 15, 2000. Management has not yet determined the impact of this new Standard.

               In March 1999, the Canadian Institute of Chartered Accountants ("CICA") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The new accounting standards will be applicable in fiscal year 2000. Management has not yet determined if the new rules will be applied retroactively or prospectively as permitted under section 3461. If the new rules are applied retroactively, the benefit liability will increase by approximately $31 million and retained earnings will decrease by approximately $21 million net of income taxes.

          20.  SUBSEQUENT EVENT

               On February 23, 2000, Smurfit-Stone Container Corporation ("SSCC") and the Company entered into a pre-merger agreement pursuant to which SSCC has agreed to acquire all of the issued and outstanding shares of the Company for a per share consideration of $12.50 and one-half share of SSCC. In certain circumstances, including in the event that the Company receives a superior proposal and the Board of Directors of the Company withdraws its support for the SSCC offer, SSCC will be entitled to a $30 million break fee. Subject to obtaining shareholders and regulatory approvals, the SSCC transaction is scheduled to close towards the end of the second quarter.

          21.  COMPARATIVE AMOUNTS

               Certain comparative amounts have been restated to comply with the current year's presentation.